

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Brian Capo
Chief Accounting Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

> **Re: Live Nation Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2023**
> **File No. 001-32601**

Dear Brian Capo:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview, page 30

1. We note consolidated AOI is a non-GAAP measure. Refer to Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please provide disclosure pursuant to Item 10(e)(1)(i) of Regulation S-K. This comment also applies to your Form 10-Q for the Quarterly Period Ended September 30, 2023 and Exhibit 99.1 to Form 8-K filed November 2, 2023.

Consolidated Results of Operations, page 32

2. You present consolidated results of operations in constant currency for the years ended December 31, 2022, and 2021. It appears that you are presenting a partial income statement of non-GAAP measures. Please tell us your consideration of Question 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q for the Quarterly Period Ended September 30, 2023.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 6 - Commitments and Contingent Liabilities, page 17

3. Please tell us what consideration you gave to disclosing more detailed information on the Astroworld litigation pursuant to ASC 450-20-50- 3 through 5 including disclosure of the damages sought. In addition, you state you do not currently possess sufficient information to determine a range of reasonably possible liability. Please explain to us what factors are causing your inability to estimate and when you expect those factors to be alleviated. Explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services